Exhibit 12.1

REMINGTON ARMS COMPANY AND SUBSIDIARIES
Statement Re: Computation of Ratio of Earnings to Fixed Charges
(Dollars in Millions)

	2006		2005		2004		2003	2002

Earnings:
Net Income (Loss) from Continuing Operations before change in Accounting Principle	$0.3		$(16.8)		$(17.7)		$(4.6)	$18.3
Add:
Income Taxes (Tax Benefit) on Continuing Operations	0.9		0.4		14.0		(2.9)	11.8
Interest Expense (a)	28.0		26.4		24.6		23.0	10.5
Portion of Rents
Representative of Interest Factor	0.5		0.6		0.6		0.5	0.1

	$29.7		$10.6		$21.5		$16.0	$40.7

Fixed Charges:
Interest Expense (a)	$28.0		$26.4		$24.6		$23.0	$10.5
Capitalized Interest	0.0		0.0		0.0		0.0	0.1
Portion of Rents
Representative of Interest Factor	0.5		0.6		0.6		0.5	0.1

	$28.5		$27.0		$25.2		$23.5	$10.7

Ratio of Earnings to Fixed Charges	1.0	x	(b	)	(c	)	(d )	3.8	x

(a)	Includes amortization of discount on indebtedness and excludes capitalized interest.

(b)	Due to our net loss in 2005, this ratio was less than 1:1. Additional earnings of $16.4 million would have been required to achieve a ratio of 1:1.

(c)	Due to our net loss in 2004, this ratio was less than 1:1. Additional earnings of $3.7 million would have been required to achieve a ratio of 1:1.

(d)	Due to our net loss in 2003, this ratio was less than 1:1. Additional earnings of $7.5 million would have been required to achieve a ratio of 1:1.